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SEC Mail Processing Section

FEB 28 2017

Washington DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51582

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SVB SECURITIES

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3003 TASMAN DRIVE

(No. and Street)

SANTA CLARA	CA	95054
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KAMRAN HUSAIN 408-654-7248

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP

(Name – *if individual, state last, first, middle name*)

55 SECOND STREET, SUITE 1400	SAN FRANCISCO	CA	94105
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, KAMRAN HUSAIN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SVB SECURITIES, as of DECEMBER 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

See Attached

Signature

CHIEF FINANCIAL OFFICER

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT **GOVERNMENT CODE § 8202**

☐ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

Kamran Husain (signature)

Signature of Document Signer No. 1 *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Santa Clara

Subscribed and sworn to (or affirmed) before me on this 17 day of February, 20 17, by
Date *Month* *Year*

(1) Kamran Husain

(and (2)__________________),
Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

JANET FURTADO
Comm. No. 2173102
NOTARY PUBLIC - CALIFORNIA
SANTA CLARA COUNTY
My Comm. Expires Nov. 21, 2020

Signature (signature)
Signature of Notary Public

Seal
Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: ________________ Document Date: ________

Number of Pages: ____ Signer(s) Other Than Named Above: ________________

SVB SECURITIES
(A Wholly-Owned Subsidiary of Silicon Valley Bank)

Table of Contents

KPMG LLP
Suite 1400
55 Second Street
San Francisco, CA 94105

Report of Independent Registered Public Accounting Firm

The Board of Directors
SVB Securities:

We have audited the accompanying statement of financial condition of SVB Securities, (the Company) (a wholly owned subsidiary of Silicon Valley Bank) as of December 31, 2016, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SVB Securities, as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

The supplemental information contained in Schedules I, II, III, has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules I, II, III, is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

San Francisco, California
February 24, 2017

SVB SECURITIES
(A Wholly Owned Subsidiary of Silicon Valley Bank)

Statement of Financial Condition

December 31, 2016

Assets

Cash due from banks	$	575,051
Other short-term investment securities		5,133,937
Cash and cash equivalents		5,708,988
Accounts receivable		30,000
Receivable from affiliates, net		1,055,683
Restricted cash		250,265
Other assets		46,449
Total assets	$	7,091,385

Liabilities and Stockholder's Equity

Liabilities:		
Accrued compensation and benefits	$	71,822
Deferred tax liabilities, net		39,259
Accounts payable and accrued liabilities		242,644
Total liabilities		353,725
Stockholder's equity:		
Common stock, no par value. 100,000 shares authorized; 100 shares issued and outstanding		-
Additional paid-in capital		2,427,435
Retained earnings		4,310,225
Total stockholder's equity		6,737,660
Total liabilities and stockholder's equity	$	7,091,385

See accompanying notes to financial statements.

SVB SECURITIES
(A Wholly Owned Subsidiary of Silicon Valley Bank)

Statement of Operations

Year ended December 31, 2016

Revenues:			
	Client investment fees	$	1,353,932
	Advisory services fees, gross		512,500
	Advisory services fees, discounts		(180,000)
	Interest income		10,602
	Total revenues		1,697,034
Expenses:			
	Compensation and benefits		2,370,180
	Licenses and fees		529,913
	Data processing		364,706
	Professional services		364,069
	Net occupancy		320,773
	Business development and travel		202,098
	SEC and regulatory filing fees		36,649
	Other expenses		109,609
	Total expenses		4,297,997
	Loss before income tax benefit		(2,600,963)
Income tax benefit			(1,042,773)
	Net loss	$	(1,558,190)

See accompanying notes to financial statements.

SVB SECURITIES
(A Wholly Owned Subsidiary of Silicon Valley Bank)

Statement of Changes in Stockholder's Equity

Year ended December 31, 2016

	Common stock		Additional	Retained	Stockholder's
	Shares	Amount	Paid-in Capital	Earnings	Equity
Balance as of December 31, 2015	100	$ -	$ 2,427,435	$ 5,868,415	$ 8,295,850
Net loss	-	-	-	(1,558,190)	(1,558,190)
Balance as of December 31, 2016	100	$ -	$ 2,427,435	$ 4,310,225	$ 6,737,660

See accompanying notes to financial statements.

SVB SECURITIES

(A Wholly Owned Subsidiary of Silicon Valley Bank)

Statement of Cash Flows

Year ended December 31, 2016

Cash flows from operating activities:		
Net loss	$	(1,558,190)
Adjustments to reconcile net loss to net cash used by operating activities:		
Increase in deferred tax liabilities, net		19,837
Changes in operating assets and liabilities:		
Decrease in accounts receivable		71,749
Increase in restricted cash and other assets		(40,948)
Increase in accrued compensation and benefits		46,128
Increase in receivable from affiliates, net		(526,610)
Decrease in accounts payable and other liabilities		(51,767)
Net cash used by operating activities		(2,039,801)
Cash and cash equivalents, beginning of year		7,748,789
Cash and cash equivalents, end of year	$	5,708,988

See accompanying notes to financial statements.

(1) Organization and Summary of Significant Accounting Policies

SVB Securities (the "Company") is a wholly owned subsidiary of Silicon Valley Bank (the "Bank"), which is a wholly owned subsidiary of SVB Financial Group (the "Parent"). The Company is incorporated in the state of California. For 2016, the Company's business includes distribution of investment products and services, including mutual funds. The Company also engages in strategic advisory services, which includes merger and acquisition advisory services that include landscaping, deal sourcing, benchmarking, and structuring services and general transaction support for clients. The Company is a fully disclosed introducing broker and does not hold customer accounts.

In 2012, the Bank introduced a bank sweep program which offers Bank clients an automatic daily transfer of their excess cash from their Demand Deposit Accounts into money market mutual funds of the client's choosing. Coinciding with the launch of the Bank sweep program, the Company stopped offering any new investment accounts. The Company's client accounts and balances have since declined as a result of not adding new investment accounts and attrition of existing clients. In 2016, the Company made a decision to exit the business of introducing client investment accounts, began communicating with its clients about plans to cease acting as an introducing broker, and directed clients to close or transfer their accounts. The Company expects to fully exit the business of introducing client investment accounts in early 2017.

The Company is registered as a U.S. broker-dealer in securities under the Securities Exchange Act of 1934 (the "Act") and is subject to the regulations pertaining to the Act. The Company, a member of the Financial Industry Regulatory Authority, is licensed in 49 states and the District of Columbia. The Company is subject to various governmental rules and regulations including Net Capital Rule set forth in Rule 15c3-1 of the Act.

For the year ended December 31, 2016, the Company earned 41% of its revenue from clients in the Eastern United States, and 18% of its revenue from clients located in the Western United States. The remaining 41% of its revenue is from clients located in all other regions in the United States. The Company's custodian (clearing broker) is Apex Clearing Corporation.

(a) Use of Estimates and Assumptions

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates may change as new information is obtained. A significant item that is subject to such estimate is the measurement of net deferred taxes.

(b) Basis of Accounting

The Company prepares its financial statements in conformity with GAAP.

(c) Revenue Recognition

Client investment fees include fees earned from Rule 12(b)-1 fees and revenue sharing fees. Rule 12(b)-1 fees and revenue sharing fees are recognized as earned based on client funds that are invested in the period.

Advisory services fees are recognized using the milestone method of revenue recognition. A milestone is achieved when certain performance obligations contained within each contract are completed. For each milestone, an assessment is made to determine whether or not the milestone was considered substantive. For each assessment the following factors are considered:

a) Evaluation of consideration received to determine whether it was commensurate with the performance to achieve the milestone.
b) Determined whether consideration received relates solely to past performance.
c) Determined whether consideration received was reasonable relative to all of the performance obligations and payment terms of each contract.

In addition, the Company, at its discretion, offers discounts as an incentive to clients for some of its strategic advisory engagements.

The Company also recognizes interest income on its interest-earning cash equivalents as it is earned.

(d) Cash and Cash Equivalents

Cash and cash equivalents consist of cash balances due from banks and money market mutual funds. The Company considers cash equivalents to be investments that are readily convertible to known amounts of cash, so near to their maturity that they present an insignificant risk of change in fair value due to changes in market interest rates, and are purchased in conjunction with the Company's cash management activities.

Money market mutual funds are open-ended mutual funds that invest in short-term debt securities whose objective is to provide a return for investors while maintaining a stable net asset value ("NAV") of $1.00 per share. Because of the stable NAV and the nature of securities that money market funds invest in, they are typically viewed as cash equivalents. The Company currently employs money market mutual funds that invest exclusively in securities that are backed by the full faith and credit of the U.S. Government and repurchase agreements collateralized by such securities.

(e) Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at the invoiced amount and do not earn interest. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in the Company's existing accounts receivable. The Company reviews the allowance for doubtful accounts

quarterly. Each receivable over 90 days is individually reviewed for collectability. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company has not charged off any receivables in 2016 and there is no balance in the allowance for doubtful accounts as of December 31, 2016.

(f) Premises and Equipment

Premises and equipment are reported at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets or the terms of the related leases, whichever is shorter. The maximum estimated useful lives by asset classification are as follows:

Leasehold improvements	Lesser of lease term or asset life
Furniture and equipment	7 years
Computer software	3 - 7 years
Computer hardware	3 - 5 years

The Company capitalizes the costs of computer software developed or obtained for internal use, including costs related to developed software, purchased software licenses and certain implementation costs. For property and equipment that is retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and the resulting gain or loss is included in other expenses in the statements of operations. As of December 31, 2016, all premises and equipment have been fully depreciated and amortized.

(g) Fair Value of Financial Instruments

The carrying value of the Company's financial instruments approximates fair value due to the short-term nature of the instruments.

(h) Income Taxes

The Company's results are included in the consolidated federal income tax return and the combined California franchise tax return of the Parent and subsidiaries. The Company records income taxes as if the Company were to file a separate tax return on a modified stand-alone basis for federal and state income tax purposes. The Company is subject to a tax-sharing agreement that requires the Company to pay its federal and state tax liability periodically. The tax-sharing agreement provides for settlement of the tax liability accounts through the use of intercompany accounts. Amounts for the current year are based upon estimates and assumptions as of December 31, 2016 and could vary from amounts shown on the tax returns, when filed.

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the

financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Federal and state income tax provisions are based upon taxes payable for the current year as well as current year changes in deferred taxes related to temporary differences between the tax basis and financial statement balances of assets and liabilities. Deferred tax assets and liabilities are included in the financial statements at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

The Company has adopted the recognition requirements for uncertain income tax positions as required by FASB ASC 740, *Income Taxes*. Income tax benefits are recognized for income tax positions taken or expected to be taken in a tax return, only when it is determined that the income tax position will more-likely-than-not be sustained upon examination by taxing authorities. The Company has analyzed the tax positions taken in its filings with the Internal Revenue Service and state jurisdictions where it operates. The Company believes that its income tax filing positions taken in the returns represent highly certain positions and are supported by clear and unambiguous tax laws for which the benefit will be sustained upon audit. Accordingly, the Company has not recorded any reserves, or related accruals for interest and penalties for uncertain income tax positions at December 31, 2016.

(i) Share-Based Compensation

For all stock-based awards granted, stock-based compensation expense is amortized on a straight-line basis over the requisite service period, including consideration of vesting conditions and anticipated forfeitures. The fair value of stock options are measured using the Black-Scholes option-pricing model and the fair value for restricted stock awards and restricted stock units are based on the quoted price of the Parent's stock on the date of grant.

(2) Other Short-Term Investment Securities

As of December 31, 2016, other short-term investment securities included $5,133,937 of money market mutual funds. Average balance of money market mutual funds in 2016 was $5,127,941.

(3) Income Taxes

There were no unrecognized tax benefits at December 31, 2016. The Company recognizes interest and penalties related to unrecognized tax benefits as a component of operating expenses. There were no interest and penalties related to unrecognized tax benefits at December 31, 2016.

Total income tax benefit for the year ended December 31, 2016 consists of the following:

Current:		
Federal	$	(838,924)
State		(223,686)
		(1,062,610)
Deferred:		
Federal		11,656
State		8,181
		19,837
Total income tax benefit	$	(1,042,773)

The reconciliation between the Company's effective tax rate on loss from continuing operations and the statutory rate is as follows:

Income tax benefit at federal statutory rate	$	(892,914)
State tax benefit, net of federal income tax expense		(140,220)
Other		(9,639)
Total income tax benefit	$	(1,042,773)

The deferred tax liabilities, net, as of December 31, 2016 consist of the following:

Deferred tax assets:		
Premises and equipment depreciation	$	5,195
Accrued compensation		36,593
Deferred tax liabilities:		
State income taxes		(81,047)
Deferred tax liabilities, net	$	(39,259)

The Company believes a valuation allowance is not needed to reduce the deferred tax assets as it is more likely than not that the deferred tax assets will be realized through recovery of taxes previously paid and/or future taxable income of the Company's affiliated group. Accordingly, no valuation allowance has been established as of December 31, 2016.

(4) Related-Party Transactions

The Company is a party to an expense sharing agreement with affiliates in the Parent's consolidated group. The agreement requires that certain direct and indirect expenses be allocated to and from the Company and net settled on a monthly basis. Direct expenses consist of salary costs based on a percentage of Bank and affiliates employee time dedicated to Company activities and rent expenses based on square footage of space used, which is derived from number of employees. Indirect expenses include an overhead burden, which mainly includes compensation and benefits, professional services, premises and equipment and other operating expenses, based on an overhead rate.

The Company reimbursed the Bank and its affiliates $2,971,352 for expenses paid by the Bank on the Company's behalf for the year ended December 31, 2016. These expenses are included in the statement of operations and were a combination of direct and indirect costs. At December 31, 2016, the Company had a payable of $14,594 to the Bank and its affiliates related to these expenses.

The Bank and its affiliates reimbursed the Company $298,427 for expenses paid by the Company on the Bank's behalf for the year ended December 31, 2016. These were a combination of direct and indirect costs.

At December 31, 2016, the Company also had receivables from the Parent of $1,070,277 related to taxes receivable (see note 1(h)) and other expenses and reimbursements.

The Company maintains noninterest-earning cash accounts with the Bank, which totaled $575,051 as of December 31, 2016.

(5) Employee Compensation and Benefit Plans

Employees of the Company are eligible to participate in the following plans sponsored by the Parent: (i) Incentive Compensation Plan; (ii) 401(k) and Employee Stock Ownership Plan; (iii) Employee Home Ownership Plan; (vi) Equity Incentive Plan; and (vii) Employee Stock Purchase Plan. The Equity Incentive Plan and the Employee Stock Purchase Plan are described in Note 6-"Share-Based Compensation."

(a) Incentive Compensation Plan

The Incentive Compensation Plan ("ICP") is an annual cash incentive plan that rewards performance based on the Parent's consolidated financial results and other performance criteria. Awards are made based on the Parent's performance, the employee's target bonus level, and management's assessment of individual employee performance. The Company recognized ICP expense of $68,437 in the statement of operations as part of compensation and benefits expense for the year ended December 31, 2016, and the related accrual is expected to be paid to the employees in the first quarter of 2017.

(b) 401(k) and Employee Stock Ownership Plan

The 401(k) and Employee Stock Ownership Plan ("ESOP"), collectively referred to as the "Plan", is a combined 401(k) tax-deferred savings plan and employee stock ownership plan in which all regular United States employees of the Parent and its affiliates are eligible to participate.

Employees participating in the 401(k) are allowed to contribute up to 75% of their pre-tax pay as defined in the Plan, up to the maximum amount allowable under federal income tax regulations of $18,000 for 2016. The Company matches the employee's contribution dollar-for-dollar, up to 5% of the employee's pre-tax pay as defined in the Plan. The Company's matching contributions vest immediately. The amount of salary deferred, up to the allowed maximum, is not subject to federal or state income taxes at the time of deferral. The Company's expense related to the 401(k) was $11,639 for the year ended December 31, 2016.

Discretionary ESOP contributions, based on the Parent's performance, are made by the Parent to all eligible individuals employed by the Parent or its subsidiaries on the last day of the fiscal year. The Parent may elect to contribute cash, or the Parent's common stock (or a combination of cash and common stock), in an amount not exceeding 10% of the employee's eligible pay earned in the fiscal year. The ESOP contributions vest in equal annual increments over a participant's first five years of service (thereafter all subsequent ESOP contributions are fully vested). The Company's expense related to ESOP was $5,866 for the year ended December 31, 2016.

(c) Employee Home Ownership Plan

The Employee Home Ownership Plan ("EHOP") is a benefit plan that provides for the issuance of mortgage loans at favorable interest rates to eligible employees. Eligible employees may apply for a fixed-rate mortgage for their primary residence, which is due and payable in either five or seven years and is based on amortization over a 30-year period. Applicants must qualify for a loan through the normal mortgage review and approval process, which is typical of industry standards. The maximum loan amount generally cannot be greater than 80 percent of the lesser of the purchase price or the appraised value. The interest rate on the loan is written at the then market rate for five year (5/1) or seven year (7/1) mortgage loans as determined by the Bank. However, provided that the applicant continues to meet all the eligibility requirements, including employment, the actual rate charged to the borrower shall be up to 2 percent below the market rate. The loan rate shall not be less than the greater of either the jumbo conforming market rate (corresponding to the maturity of the loan) or the monthly Applicable Federal Rate for medium-term loans as published by the Internal Revenue Service. The loan rate will be fixed at the time of approval and locked in for 30 days. For the year ended December 31, 2016, the Company did not record any EHOP expense as there were no employees participating in the EHOP program.

(6) Share-Based Compensation

For the year ended December 31, 2016, the Company did not record any share-based compensation expense. Additionally there were no awards granted, vested or outstanding during the year. The below information details the Company's current Equity Incentive Plan program.

(a) Equity Incentive Plan

On May 11, 2006, the Parent's stockholders approved the 2006 Equity Incentive Plan (the "2006 Incentive Plan"). The previous 1997 Equity Incentive Plan expired in December 2006. The 2006 Incentive Plan provides for the grant of various types of incentive awards, of which the following have been granted: (i) stock options; (ii) restricted stock awards; (iii) restricted stock units; and (iv) other cash or stock settled equity awards.

Subject to the provisions of Section 16 of the 2006 Incentive Plan, the maximum aggregate number of shares that may be awarded and sold thereunder is 9,528,505.

Restricted stock awards and restricted stock units will be counted against the available-for-issuance limits of the 2006 Incentive Plan as two shares for every one share awarded. Further, if shares acquired under any such award are forfeited, repurchased by SVB Financial, used to satisfy the tax withholding obligations related to an award, or otherwise canceled and would otherwise return to the 2006 Incentive Plan, two times the number of such shares will return to the 2006 Incentive Plan and will again become available for issuance.

Eligible participants in the 2006 Incentive Plan include directors, employees, and consultants. Options granted under the 2006 Incentive Plan expire seven years after the grant date. Options generally vest annually over four years, from the grant date based on continued employment or other service. Restricted stock awards and units also generally vest annually over four years and require continued employment or other service through the vesting period. Performance-based restricted stock units generally vest upon meeting certain performance-based objectives and, typically the passage of time and require continued employment or other service through the vesting period. Restricted stock units generally cannot vest more rapidly than one-third of the total number of shares, subject to such award, each year from the applicable grant date unless they are subject to certain performance-based objectives, in which case the vesting period cannot be less than 12 months

(b) Employee Stock Purchase Plan ("ESPP")

The Parent maintains the 1999 ESPP under which participating employees may annually contribute up to 10% of their gross compensation (not to exceed $25,000) to purchase shares of the Parent's common stock at 85% of its fair market value at either the beginning or end of each six-month offering period, whichever price is less. To be eligible to participate in the ESPP, an employee must, among other requirements, be employed by the Company on both the date of offering and date of purchase, and be employed customarily for at least 20 hours per week and for at least five months

per calendar year. There were 53 shares of the Parent's common stock issued to a Company employee and the Parent received $4,270 in cash from the Company employee under the ESPP in 2016. At December 31, 2016, a total of 1,737,293 shares of the Parent's common stock were still available for future issuance under the ESPP.

(c) *Unrecognized Compensation Expense*

As of December 31, 2016 there was no unrecognized share-based compensation expense for the Company.

(d) *Valuation Assumptions*

The fair values of share-based awards for employee stock options and employee stock purchases made under the ESPP were estimated using the Black-Scholes option pricing model. The fair values of restricted stock units were based on the Parent's closing stock price on the date of grant. There were no stock options or restricted stock units granted during the year ended December 31, 2016. The following weighted average assumptions and fair values were used for the ESPP:

ESPP	2016
Expected term in years	0.5
Weighted average expected volatility of the Parent's underlying common stock	41.8%
Risk-free interest rate	0.45
Expected dividend yield	—
Weighted average fair value	$ 29.16

The expected term is based on the implied term of the stock options using factors based on historical exercise behavior. The expected volatilities are based on a blended rate consisting of the Parent's historical volatility and the Parent's expected volatility over a five-year term which is an indicator of expected volatility and future stock price trends. For 2016, expected volatility for the ESPP was equal to the historical volatility for the previous six-month period. The expected risk-free interest rate was based on the yields of U.S. Treasury Securities, as reported by the Federal Reserve Bank of New York, with maturities equal to the expected terms of the employee stock options.

(e) *Share-Based Payment Award Activity*

There were no stock options granted, vested, or outstanding during the year ended December 31, 2016.

(7) Commitments and Contingencies

(a) Legal Matters

The Company may be subject to various pending and threatened legal actions, which arise in the normal course of business. The Company's management is not aware of any such pending or threatened litigation as of December 31, 2016.

(b) Regulatory Requirements

The Company is subject to the U.S. Securities and Exchange Commission ("SEC") Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital, as defined, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2016, the Company had net capital for regulatory purposes, as defined by SEC Uniform Net Capital Rule 15c3-1 of $5,285,965 which was $5,265,000 in excess of its required net capital of $20,965. The Company's ratio of aggregate indebtedness to net capital was 0.06 to 1 as of December 31, 2016.

The Company is exempt from Rule 15c3-3 under paragraph (k)(2)(ii) of the Act relating to the determination of reserve requirements because it does not maintain customer accounts or take possession of customer securities.

The Company did not receive any capital contributions in cash from the Bank or the Parent in 2016.

(8) Clearing Agreement

The Company is an introducing broker and clears transactions with and for customers on a fully disclosed basis with Apex Clearing Corporation (the "Clearing Broker"). The Company promptly transmits all customer funds and securities to the Clearing Broker, and is required to maintain a minimum cash clearing deposit of $250,000, which is reported as restricted cash on the statement of financial condition.

(9) Financial Instruments, Off-Balance Sheet Arrangement and Credit Risk

(a) Financial Instruments and Off-Balance Sheet Arrangements

The Company does not trade securities for its own account and has not entered into any transactions involving financial instruments, such as financial futures, forward contracts, options, swaps or derivatives that would expose the Company to significant related off-balance sheet risk.

(b) Credit Risk

The Company maintains its cash in a bank deposit account which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts, and it believes it is not exposed to any significant credit risk on these cash accounts.

Cash held by the Clearing Broker is insured by the Securities Investor Protection Corporation and by supplemental insurance provided by the brokers. Such insurance protects against loss due to failure of the Clearing Broker, but not loss due to unfavorable changes in the fair value of securities. Management does not believe the Company is exposed to undue risk of loss thereon.

The Company functions as an introducing broker that places and executes customer orders, either as agent or on a riskless principal basis. The orders are then settled by the Clearing Broker which maintains custody of customers' securities.

The Company is also exposed to credit risk as it relates to the collection of receivables from third parties.

(10) Subsequent Events

The Company has evaluated all material subsequent events through February 24, 2017 and determined there are no events that require disclosure.

Schedule I

SVB SECURITIES

(A Wholly Owned Subsidiary of Silicon Valley Bank)

Computation of Net Capital under Rule 15c3-1

of the Securities and Exchange Commission

Year ended December 31, 2016

Net capital:		
Total stockholder's equity	$	6,737,660
Less nonallowable assets		1,349,017
Less haircuts on securities		102,678
Net capital		5,285,965
Aggregate indebtedness		314,466
Computation of basic net capital requirement:		
Net capital required – greater of $5,000 or 6.6667% of aggregate indebtedness		20,965
Net capital in excess of requirements	$	5,265,000
Ratio of aggregate indebtedness to net capital		6%

There were differences between the above computation and the computation included in the Company's corresponding unaudited Form X-17a-5 Part II filing as of December 31, 2016. Therefore, reconciliation of the two computations is as follows:

		As reported in SVB Securities Part II Form X-17a-5	Difference		As reported herein
Total stockholder's equity	$	6,739,584	(1,924) (A)	$	6,737,660
Nonallowable assets		1,326,541	22,476 (A)		1,349,017
Haircuts on securities		102,678	-		102,678
Net capital		5,310,365	(24,400)		5,285,965
Aggregate indebtedness		329,061	(14,595) (A)		314,466
Net capital required		21,937	(972) (A)		20,965
Net capital in excess of requirements	$	5,288,428	(23,428)	$	5,265,000
Ratio of aggregate indebtedness to net capital		6%			6%

Noted:

(A) The primary reason for the difference in total stockholder's equity, nonallowable assets and aggregate indebtedness relates to the adjustment booked for a change between the current and deferred taxes and an adjustment booked for a change between the intercompany payable and intercompany receivable.

See accompanying Report of Independent Registered Public Accounting Firm.

SVB SECURITIES

(A Wholly Owned Subsidiary of Silicon Valley Bank)

Computation for the Determination of the Customer Account Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2016

A computation for the determination of the customer account reserve requirements is not applicable to SVB Securities because the Company qualifies for an exemption under Rule 15c3-3(k)(2)(ii).

See accompanying Report of Independent Registered Public Accounting Firm.

Schedule III

SVB SECURITIES

(A Wholly Owned Subsidiary of Silicon Valley Bank)

Information Relating to Possession or Control Requirements
under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2016

Information relating to possession or control requirements is not applicable to SVB Securities because the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

See accompanying Report of Independent Registered Public Accounting Firm.

KPMG

KPMG LLP
Suite 1400
55 Second Street
San Francisco, CA 94105

Report of Independent Registered Public Accounting Firm

The Board of Directors
SVB Securities:

We have reviewed management's statements, included in the accompanying SVB Securities Exemption Report (the Exemption Report), in which (1) SVB Securities, (the Company) identified the following provisions of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(2)(ii) (the exemption provisions); and (2) the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2016 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

San Francisco, California
February 24, 2017

svb Silicon Valley Bank

SVB SECURITIES EXEMPTION REPORT

SVB Securities (CRD # 46902)(the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 §C.F.R 240.175a-5), "Reports to be made by certain brokers and dealers".) This Exemption Report was prepared as required by 17 C.F.R. §240.175(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) the Company claimed an exemption from 17 C.F.R §240.15c3-3 under the following provision of 17 C.F.R §240.15c3-3(k)(2)(ii)

(2) The Company met the identified exemption provision in 17 C.F.R §240.15c3-3(k) throughout the most recent fiscal year without exception.

SVB SECURITIES

I, Gary Utschig, affirm that to my best knowledge and belief, this Exemption Report is true and correct.

Chief Compliance Officer
February 24, 2017

KPMG

KPMG LLP
Suite 1400
55 Second Street
San Francisco, CA 94105

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Pursuant to SEC Rule 17a-5(e)(4)

The Board of Directors
SVB Securities:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the Securities Investor Protection Corporation (SIPC) Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to SIPC for the year ended December 31, 2016, which were agreed to by SVB Securities, (the Company) and SIPC, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures and the associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, and noted no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Form X-17A-5 Part III for the year ended December 31, 2016, with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2016, and noted no difference;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers , and noted no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments, and noted no differences; and

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties referred to in the first paragraph of this report, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

San Francisco, California
February 24, 2017

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended December 31, 20 16
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

51582 FINRA DEC
SVB Securities A Non-Bank
3003 Tasman Dr
Santa Clara CA. 95054-1191

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Richard Mattera 631-472-3998

2. A. General Assessment (item 2e from page 2)		$ 4,243
B. Less payment made with SIPC-6 filed (exclude interest) July 20th, 2016 (Date Paid)		(2,986)
C. Less prior overpayment applied		(0)
D. Assessment balance due or (overpayment)		1,257
E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum		0
F. Total assessment balance and interest due (or overpayment carried forward)		$ 1,257
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 1,257	
H. Overpayment carried forward	$(0)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

SVB Securities
(Name of Corporation, Partnership or other organization)

Kara Hackenburg Digitally signed by Kara Hackenburg Date: 2017.01.26 09:54:07 -07'00'
(Authorized Signature)

Dated the 26 day of January, 20 17.

Director, Business Risk Management
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning January 1, 20 16
and ending December 31, 2016
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,697,033
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	0
2d. SIPC Net Operating Revenues	$ 1,697,033
2e. General Assessment @ .0025	$ 4,243

(to page 1, line 2.A.)